                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                        COMMERCIAL CAPITAL BANCORP, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   20162L 10 5
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1(c)


                                Page 1 of 6 Pages

CUSIP NO. 20162L 10 5                                        Page 2 of 6 Pages




1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scott F. Kavanaugh

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)  [  ]
                                                                                                          (b)  [  ]

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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.

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5.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

         1,118,963

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6.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         -0-

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7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

         1,118,963

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8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         -0-

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CUSIP NO. 20162L 10 5                                        Page 3 of 6 Pages





9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,118,963

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [  ]


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.68%

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12.      TYPE OF REPORTING PERSON

         IN

ITEM 1(a)  NAME OF ISSUER:

           Commercial Capital Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           One Venture, Suite 300
           Irvine, CA 92618

ITEM 2(a)  NAME OF PERSON FILING:

           Scott F. Kavanaugh

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           One Venture, Suite 300
           Irvine, CA 92618

ITEM 2(c)  CITIZENSHIP:

           U.S.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $0.001 par value per share


CUSIP NO. 20162L 10 5                                        Page 4 of 6 Pages



ITEM 2(e)  CUSIP NUMBER:

           20162L 10 5

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
           13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           N/A

ITEM 4.    OWNERSHIP.

           (a)      Amount beneficially owned:

                    1,118,963

           (b)      Percent of class: 7.68% (1)

           (c)      Number of shares as to which such person has:

                    (i)      Sole power to vote or to direct the vote:           1,118,963

                    (ii)     Shared power to vote or to direct the vote:         -0-

                    (iii)    Sole power to dispose or to direct the
                             disposition of:                                     1,118,963

                    (iv)     Shared power to dispose or to direct the            -0-
                             disposition of:

                  ------------
                  (1)  Percentage of class based on 14,354,858 shares
                       outstanding as of February 5, 2003.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

CUSIP NO. 20162L 10 5                                        Page 5 of 6 Pages



ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
           ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO. 20162L 10 5                                        Page 6 of 6 Pages




                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003                   By:     /s/ Scott F. Kavanaugh
                                            ---------------------------
                                            Scott F. Kavanaugh